                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549
                                 SCHEDULE TO

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                              (Final Amendment)

                    Oppenheimer Tremont Opportunity Fund, LLC
                              (Name of Issuer)

                    Oppenheimer Tremont Opportunity Fund, LLC
                      (Name of Person(s) Filing Statement)

                         Shares of Beneficial Interest
                         (Title of Class of Securities)

                                  68382A102
                     (CUSIP Number of Class of Securities)

                           Phillip S. Gillespie, Esq.
                           Two World Financial Center
                         225 Liberty Street, 11th Floor
                          New York, New York 10281-1008
                                 (212) 323-0293
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation: $19,332,373.38a          Amount of Filing Fee: $2,276.07b
--------------------------------------------------------------------------------

     (a)  Calculated as the aggregate  maximum  purchase  price for  twenty-five percent of the Issuer's  outstanding shares of beneficial  interest based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of November 30, 2006.

     (b) Calculated at 0.01177% of the Transaction Valuation.

     [x]  Check the box if any part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,276.07
Form or Registration No.:  005-78997
Filing Party:  Oppenheimer Tremont Opportunity Fund, LLC
Date Filed:  January 31, 2007

     [ ]  Check  the  box  if  the  filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1.
[x]     issuer tender offer subject to Rule 13e-4.
[ ]     going-private transaction subject to Rule 13e-3.
[ ]     amendment to Schedule 13D under Rule 13d-2.

     Check the  following box if the filing is a final  amendment  reporting the results of the tender offer: [x]

     This Final  Amendment  relates  to the Issuer  Tender  Offer  Statement  on
Schedule  TO  (the  "Statement")   originally  filed  on  January  31,  2007  by
Oppenheimer  Tremont  Opportunity  Fund, LLC (the "Fund") in connection  with an offer (the "Offer") by the Fund to purchase  $19,332,373.38  of interests in the
Fund  ("Shares")  on the terms and  subject to the  conditions  set forth in the
Repurchase  Offer Notice and the related Cover Letter to the  Repurchase  Offer.
Copies of the Cover Letter to the Repurchase  Offer and Repurchase  Offer Notice
were previously filed as Exhibits  (a)(1)(i) and (a)(1) (ii),  respectively,  to the Statement.

     This is the Final  Amendment to the  Statement and is being filed to report the results of the Offer.  Capitalized  terms not otherwise defined herein shall have the meanings ascribed to them in the Repurchase Offer Notice.

     The following information is furnished pursuant to Rule 13e-4(c)4:

     1. The Offer expired at 12:00 midnight, New York time, on March 2, 2007.

     2. $4,886,056.41 in Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

                                 SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                       Oppenheimer Tremont Opportunity Fund, LLC

                                       /s/ Phillip S. Gillespie
                              By:      --------------------------
                                       Name: Phillip S. Gillespie
                                       Title: Assistant Secretary

Date:  September 21, 2007